

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 22, 2017

Via E-mail
Russ R. Stolle
General Counsel and Chief Compliance Officer
Vantor Materials PLC
Titanium House, Hanzard Drive
Wynyard Park
Stockton-On-Tees
TS22 5FD, United Kingdom

> **Re: Venator Materials, PLC**
> **Draft Registration Statement on Form S-1**
> **Submitted November 16, 2017**
> **CIK No. 1705682**

Dear Mr. Stolle:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kurt Ogden
Alan Beck, Esq.
Sarah Morgan, Esq.